HORIZON INDUSTRIES, LTD.
           Suite 1710-1040 West Georgia Street, Box 83
                 Vancouver, BC Canada V6E 4H1


Sept. 7, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  HORIZON INDUSTRIES, LTD.
     FORM 20FR12G
     FILE NO. 000-52302
     FILED AUGUST 31, 2007


Ladies and Gentlemen:

     Reference is made to the above-captioned registration statement filed by Horizon Industries, Ltd. (the Registrant) with the Securities and Exhange Commission on August 31, 2007.

     The registrant has determined to withdraw the Registration statement. The Registration statement should have been filed as an amendement. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration statement together with all exhitibts thereto.

   Please forward copies of the order consenting to the withdrawal of the Registration statement to the undersigned via facsimile at (604) 488-3910.

   Please do not hesitate to call the undersigned at
(604) 488-3900 or Patrick Forseille at the same number with any questions you may have regarding this letter.



Very truly yours,
Horizon Industries, Ltd.


/s/ Christopher J. Wensley
_______________________
Christopher J. Wensley,
Chief Executive Officer